UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2011, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBIT

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan

Date:    December 6, 2011

By:     /s/ Jennifer Ting
                     Jennifer Ting
                     Secretary, Trustees of The Procter & Gamble
                     Profit Sharing Trust and Employee Stock Ownership Plan

`

              The Procter & Gamble Profit
          Sharing Trust and Employee
          Stock Ownership Plan

             Financial Statements as of and for the
             Years Ended June 30, 2011 and 2010,
             Supplemental Schedules as of and for the
             Year Ended June 30, 2011, and
             Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended June 30, 2011 and 2010	4-20

SUPPLEMENTAL SCHEDULES:	21

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2011	22

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended June 30, 2011	23

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure
      under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) as of June 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of June 30, 2011, and (2) reportable transactions for the year ended June 30, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
December 6, 2011

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2011 AND 2010

	2011	2010

ASSETS:
Investments — at fair value:
Cash and cash equivalents, plus accrued interest	$ 14,456,573	$ 13,571,922
The Procter & Gamble Company common stock —
90,829,164 shares (cost, $3,348,681,171) at June 30, 2011;
93,162,905 shares (cost, $3,141,040,943) at June 30, 2010	5,774,009,956	5,587,911,042
The Procter & Gamble Company ESOP
Convertible Class A Preferred Stock:
Series A — 65,287,356 shares (cost $445,421,619)
at June 30, 2011; 69,303,525 shares (cost $472,813,863)
at June 30, 2010	4,150,317,221	4,156,825,430
The J.M. Smucker Company common stock —
441,141 shares (cost, $8,638,175) at June 30, 2011;
507,897 shares (cost, $9,326,599) at June 30, 2010	33,720,818	30,585,557
Mutual fund	76,532,541	75,775,026
Common collective trust funds	596,427,349	486,864,541
J.P. Morgan Stable Value Fund	182,876,945	163,825,408

Total investments - at fair value	10,828,341,403	10,515,358,926

Net assets held in 401(h) account	2,700,823,675	2,566,910,360

Receivables:
Contribution receivable from The Procter & Gamble Company	294,799,366	296,054,242
Dividends receivable — preferred stock	16,903,000	16,467,000
Notes receivable from participants	75,332,278	70,706,757

Total receivables	387,034,644	383,227,999

Total assets	13,916,199,722	13,465,497,285

LIABILITIES:
Interest payable on notes	2,759,456	3,082,702
Note payable to The Procter & Gamble Company
(Series A Preferred Stock)	141,038,851	157,560,328
Amounts related to obligation of 401(h) account	2,700,823,675	2,566,910,360

Total liabilities	2,844,621,982	2,727,553,390

NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO
ADJUSTMENT TO CONTRACT VALUE	11,071,577,740	10,737,943,895

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT
CONTRACTS	1,630,267	7,547,694

NET ASSETS AVAILABLE FOR BENEFITS	$ 11,073,208,007	$ 10,745,491,589

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

	2011	2010

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$ 689,875,980	$ 1,583,849,870
Net appreciation in contract value of investments	1,531,308	2,107,055
Dividends	321,617,099	303,608,569
Interest on investments	134,273	328,435

Total investment income	1,013,158,660	1,889,893,929

Interest income on notes receivable from participants	3,836,642	4,423,734

Contributions by The Procter & Gamble Company (net of
forfeitures of $1,083,450 and excess preferred dividends
of $4,091,802 in 2011 and forfeitures of $975,787 and
excess preferred dividends of $2,994,479 in 2010)	294,845,814	296,139,948

Total additions	1,311,841,116	2,190,457,611

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock —
8,986,475 shares (cost, $186,568,958) June 30, 2011
8,666,559 shares (cost, $172,094,507) June 30, 2010	571,483,643	519,496,862
Cash	401,910,340	432,830,130
Interest expense	8,882,552	9,896,971
Administrative expenses	1,848,163	1,828,396

Total deductions	984,124,698	964,052,359

NET INCREASE IN NET ASSETS	327,716,418	1,226,405,252

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,745,491,589	9,519,086,337

End of year	$ 11,073,208,007	$ 10,745,491,589

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2011 AND 2010

1.	PLAN DESCRIPTION

General — The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through Company contributions only. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of Series A ESOP Convertible Class A Preferred Stock (“Series A Preferred Stock”) (see Note 4). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 6) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company’s contribution to the Plan.

In May 1990, the Company’s Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company’s postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 7) and with the proceeds from such borrowings, purchased 9,571,209 shares of Series B ESOP Convertible Class A Preferred Stock (“Series B Preferred Stock”) (see Note 5) (the “Original Loan”). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993, these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 5). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 7).

In accordance with the amendment, the assets held in the 401(h) account are held in the ESOT which holds assets for the Plan and are to be used to fund retiree healthcare benefits maintained in the Procter & Gamble Health Care Plan, another Company sponsored plan. The related liabilities and obligations for health benefits are not included in this Plan but are reflected as liabilities and obligations in the financial statements of the Procter & Gamble Health Care Plan. Plan participants do not contribute to the 401(h) account.

The balances of the investments and liabilities held in the ESOT related to Series A Preferred Stock, assets held in the 401(h) account which include Series B Preferred Stock (“401(h)”), and all other investments (“Other”) as of June 30, 2011 and 2010, are summarized as follows:

	2011
	Series A	401(h)	Other	Total

Cash and cash equivalents, plus
accrued interest	$ 7,756,760	$ 61,799,337	$ 20,346	$ 69,576,443
Company common stock	-	16,138,643	419,092,790	435,231,433
Series A Preferred Stock	4,150,317,221	-	-	4,150,317,221
Series B Preferred Stock	-	3,868,187,522	-	3,868,187,522
Mutual fund and other investments	-	-	85,329,353	85,329,353

Total investments — at fair
value	4,158,073,981	3,946,125,502	504,442,489	8,608,641,972

Dividends receivable	16,903,000	15,754,000	-	32,657,000
Notes receivable from participants	-	-	156,393	156,393

Total assets	4,174,976,981	3,961,879,502	504,598,882	8,641,455,365

Interest payable on notes and
debentures	(2,759,456)	(48,113,979)	-	(50,873,435)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(141,038,851)	-	-	(141,038,851)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(405,231,848)	-	(405,231,848)
Debentures (Series B Preferred Stock)	-	(807,710,000)	-	(807,710,000)

Total liabilities	(143,798,307)	(1,261,055,827)	-	(1,404,854,134)

ESOT net assets — at fair value	4,031,178,674	2,700,823,675	504,598,882	7,236,601,231

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	-	142,920	142,920

ESOT net assets	$ 4,031,178,674	$ 2,700,823,675	$ 504,741,802	$ 7,236,744,151

	2010
	Series A	401(h)	Other	Total

Cash and cash equivalents, plus
accrued interest	$ 8,033,695	$ 58,492,495	$ -	$ 66,526,190
Company common stock	-	10,898,546	345,644,347	356,542,893
Series A Preferred Stock	4,156,825,430	-	-	4,156,825,430
Series B Preferred Stock	-	3,724,674,388	-	3,724,674,388
Mutual funds and other investments	-	-	67,357,119	67,357,119

Total investments — at fair
value	4,164,859,125	3,794,065,429	413,001,466	8,371,926,020

Dividends receivable	16,467,000	11,148,000	-	27,615,000
Notes receivable from participants	-	-	166,886	166,886

Total assets	4,181,326,125	3,805,213,429	413,168,352	8,399,707,906

Interest payable on notes and
debentures	(3,082,702)	(48,509,100)	-	(51,591,802)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(157,560,328)	-	-	(157,560,328)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)	-	(335,983,969)	-	(335,983,969)
Debentures (Series B Preferred Stock)	-	(853,810,000)	-	(853,810,000)

Total liabilities	(160,643,030)	(1,238,303,069)	-	(1,398,946,099)

ESOT net assets — at fair value	4,020,683,095	2,566,910,360	413,168,352	7,000,761,807

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-	-	658,177	658,177

ESOT net assets	$ 4,020,683,095	$ 2,566,910,360	$ 413,826,529	$ 7,001,419,984

The activity in the investments and liabilities held in the ESOT related to Series A Preferred Stock, the 401(h), and Other are summarized as follows for the years ended June 30, 2011 and 2010:

	Series A	401(h)	Other	Total

ESOT net assets — June 30, 2009	$ 3,600,020,962	$ 2,109,388,431	$ 310,122,694	$ 6,019,532,087

Net appreciation in
fair value of investments	580,182,959	560,420,868	119,917,360	1,260,521,187
Net appreciation in contract value
of investments	-	-	183,740	183,740
Interest on investments and dividends	129,549,073	113,901,305	9,312,301	252,762,679
Interest on loans to participants	-	-	13,080	13,080
Distributions to participants	(16,333,126)	-	(285,510,150)	(301,843,276)
Interest expense	(9,896,971)	(97,149,398)	-	(107,046,369)
Administrative expense	-	-	(57,819)	(57,819)
Conversions to other investments	(259,845,323)	-	259,845,323	-
Excess Preferred Dividends to
Retirement Trust	(2,994,479)	-	-	(2,994,479)
Net transfer to Retiree Benefit Trust	-	(119,650,846)	-	(119,650,846)

ESOT net assets — June 30, 2010	4,020,683,095	2,566,910,360	413,826,529	7,001,419,984

Net appreciation in
fair value of investments	246,370,108	220,723,624	28,784,797	495,878,529
Net appreciation in contract value
of investments	-	-	134,244	134,244
Interest on investments and dividends	133,938,840	126,030,899	12,005,226	271,974,965
Interest on loans to participants	-	-	9,999	9,999
Distributions to participants	(19,301,622)	-	(287,488,733)	(306,790,355)
Interest expense	(8,882,552)	(96,476,374)	-	(105,358,926)
Administrative expense	-	-	(67,654)	(67,654)
Conversions to other investments	(337,537,394)	-	337,537,394	-
Excess Preferred Dividends to
Retirement Trust	(4,091,801)	-	-	(4,091,801)
Net transfer to Retiree Benefit Trust	-	(116,364,834)	-	(116,364,834)

ESOT net assets — June 30, 2011	$ 4,031,178,674	$ 2,700,823,675	$ 504,741,802	$ 7,236,744,151

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of Company contributions (see Note 8) and Plan earnings or losses, and deductions for administrative expenses. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participants have the option of receiving cash for dividends earned on shares of Company common stock and Series A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.

Vesting — A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the Plan document; however, the participant is immediately 100% vested in the Company’s additional preferred contributions and in Company stock dividends paid after July 1, 2004. Refer to Note 13 for vesting provisions in the event of Plan termination.

Investments — Company contributions are automatically invested in Company common stock or  Series A Preferred stock. Vested participants may then diversify out of Company stock received between the core investment options, which include: the money market fund, an individual deferred annuity, the bond fund (which is a common collective trust fund), and the stable value fund. Account balances of vested participants who have reached the age of 50, and account balances of participants in the Retirement Plus feature, described below, may be allocated to any of the investment options within the Plan. The investment options within the Plan, in addition to the core investment options indicated above, are common collective trust funds and include: a large cap equity index fund; small cap equity index fund; world equity index fund and three pre-mixed portfolios consisting of a set mix of other individual investment offerings of the Plan.

Retirement Plus — The Retirement Plus feature allows a retiree or a vested former employee or an eligible spousal beneficiary with account balances equal to or greater than $1,000 to maintain some or all of his or her funds in the Plan. If a participant or beneficiary chooses the Retirement Plus option, he or she must maintain at least 40% of his or her account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and eligible spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant or beneficiary may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant’s and beneficiary’s account is credited with an allocation of Plan earnings or losses.

Notes Receivable from Participants — The Plan allows vested employee participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — Retired or former employee participants may maintain their accounts within the Plan. Federally mandated minimum distributions are required after attaining age (70-1/2). Upon election, distributions can be made in the form of cash, shares of Company common stock, or an annuity, or any combination of such. In addition to the above alternatives, retired vested former employee participants electing a distribution may also elect to receive monthly installments, or annual distributions not to exceed the lesser of 20 years or the participant’s life expectancy.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

Excess Preferred Dividends — Annual dividends received on Series A Preferred Stock within ESOT are primarily used to fund repayments of a note payable (see Note 6). During the years ended June 30, 2011 and 2010, dividends received exceeded the mandatory payments. As such, the excess preferred dividends were transferred from ESOT to RT and applied against the annual Company contributions.

Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, The J.M. Smucker Company (“Smucker’s”) common stock, a stable value fund, a mutual fund and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the Company common stock and Smucker’s stock is determined by published composite trading prices. Fair value of the Series A Preferred Stock and Series B Preferred Stock (held in separate 401(h) account) is determined as the greater of the fair value of Company common stock or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 4 and 5), as defined in the Plan document. The Series A Preferred Stock and the Company common stock included in the statements of net assets available for benefits are recorded at $63.57 and $59.98 per share as of June 30, 2011 and 2010, respectively. Shares of the mutual fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the measurement date. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying assets. The fully benefit-responsive investment contract (“Stable Value Fund”) is stated at fair value and then adjusted to contract value as described below. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using the bank-finance yield curve. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account. Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan’s investments are netted with earnings by JP Morgan, the Plan’s custodian, and reported to the Plan as a net amount. Loan administration fees paid by participants, totaling $331,497 and $316,320 for the years ended June 30, 2011 and 2010, respectively, are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping and other fees paid to JP Morgan Retirement Plan Services, the Plan’s recordkeeper, totaling $1,516,666 and $1,512,076 for the years ended June 30, 2011 and 2010, respectively, are paid by the Plan and/or the participants and are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis, totaling $5 annually per participant for the years ended June 30, 2011 and 2010. In addition, participants are charged a quarterly fee calculated based on a percentage of the participant’s total quarterly account balance for recordkeeping expenses. For the years ended June 30, 2011 and 2010, the percentage equaled approximately 0.012%. Payment of the fee is pro-rated between the participant’s RT and ESOT balances. The Company will pay any amount not covered by the participant’s account balance.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2011 financial statements described below affected certain note disclosures but did not impact the statements of net assets or the statements of changes in net assets.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required for the plan year ending June 30, 2012. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2011. The adoption did not have a material effect on the Plan’s financial statements.

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfers.  The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2011 and 2010.

	Fair Value Measurements
	at June 30, 2011, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash Equivalents*	$ 76,255,910	$ -	$ -	$ 76,255,910
Common Collective Trust Funds:
Equity	-	398,817,847	-	398,817,847
Fixed	-	197,609,502	-	197,609,502
Company Stock - Common*	5,790,148,599	-	-	5,790,148,599
Company Stock - Preferred*	-	8,018,504,743	-	8,018,504,743
Smucker’s Stock	33,720,818	-	-	33,720,818
Mutual Fund	76,532,541	-	-	76,532,541
Stable Value Fund	-	182,876,945	-	182,876,945

Total	$ 5,976,657,868	$ 8,797,809,037	$ -	$ 14,774,466,905

* Includes assets held in separate 401(h) account

	Fair Value Measurements
	at June 30, 2010, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash Equivalents*	$ 72,064,417	$ -	$ -	$ 72,064,417
Common Collective Trust Funds:
Equity	-	284,591,850	-	284,591,850
Fixed	-	202,272,691	-	202,272,691
Company Stock - Common*	5,598,809,588	-	-	5,598,809,588
Company Stock - Preferred*	-	7,881,499,818	-	7,881,499,818
Smucker’s Stock	30,585,557	-	-	30,585,557
Mutual Fund	75,775,026	-	-	75,775,026
Stable Value Fund	-	163,825,408	-	163,825,408

Total	$ 5,777,234,588	$ 8,532,189,767	$ -	$ 14,309,424,355

* Includes assets held in separate 401(h) account

For the years ended June 30, 2011 and 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

4.	SERIES A PREFERRED STOCK

Conversion, Distribution and Liquidation Rights — The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be put to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to other investments held by the Plan, unless they chose to invest in non-core investments after attaining age 50, in which case they are required to maintain at least 40% of their account value in shares of Company common and/or preferred stock. Retired, former-employee participants and eligible spousal beneficiaries in the Retirement Plus feature must also maintain at least 40% of their account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2011 and 2010, was $63.57 and $59.98, respectively, per share. During 2011 and 2010, respectively, 4,016,169 (cost $27,392,243, fair value $252,878,316) and 4,165,146 (cost $28,413,470, fair value $259,845,323) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility — All participants are eligible for allocation of Series A Preferred Stock.

Dividend Rights — In 2011 and 2010, annual dividends totaled $1.9704 and $1.8018 per share, respectively, and were paid quarterly at $.4818 per share for the first three quarters in 2011, and $.525 per share for the last quarter in 2011, and $0.44 per share for the first three quarters in 2010, and $0.4818 per share for the last quarter in 2010. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

Call Provisions — The Series A Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share of Series A Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 6). During 2011 and 2010, respectively, 1,756,054 and 1,888,584 shares of Series A Preferred Stock valued at $110,490,918 and $114,068,282, respectively, were released for allocation to participant accounts. During the years ended June 30, 2011 and 2010, these shares in addition to $371,303 and $454,913, respectively, arising mainly from forfeitures were used to fund a portion of the annual profit sharing contribution totaling $110,862,221 and $114,523,195, respectively. At June 30, 2011 and 2010, 13,006,113 and 14,762,143 shares of Series A Preferred Stock, respectively, were unallocated.

5.	SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT)

Conversion, Distribution and Liquidation Rights — The Series B Preferred Stock held in a separate 401(h) account is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be put to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2011 and 2010, was $63.57 and $59.98, respectively, per share. During 2011 and 2010, respectively, 1,249,345 (cost $16,191,443, fair value $76,436,218) and 1,414,248 (cost $18,328,495, fair value $81,672,733) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility — Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

Dividend Rights — In 2011 and 2010, annual dividends totaled $1.9704 and $1.8018 per share, respectively, and were paid quarterly at $.4818 per share for the first three quarters in 2011, and $.525 per share for the last quarter in 2011 and quarterly at $0.44 per share for the first three quarters in 2010, and $0.4818 per share for the last quarter in 2010. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

Call Provisions — The Series B Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share of Series B Preferred Stock is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 7). During 2011 and 2010, respectively, 1,257,574 and 1,174,316 shares of Series B Preferred Stock valued at $79,126,556 and $68,773,732, respectively, were released for allocation to participant accounts. At June 30, 2011 and 2010, 40,089,697 and 41,347,275 shares of Series B Preferred Stock, respectively, were unallocated.

6.	NOTES PAYABLE (SERIES A PREFERRED STOCK)

The ESOT entered into a note payable to the Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual dividends received on the Series A Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2011 and 2010, dividends met or exceeded the mandatory payments and thus, there was no annual Company contribution. The loan bears an interest rate of 6% and borrowings as of June 30, 2011 and 2010, were $141,038,851 and $157,560,328, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $167,048,755 and $187,229,794, respectively, at June 30, 2011 and 2010. No additional borrowings were allowed during the years ended June 30, 2011 and 2010.

The scheduled amortization of the loan for the next five years and thereafter is as follows: 2012 — $16,066,758; 2013 — $14,778,386; 2014 — $13,641,587; 2015 — $12,656,361; 2016 — $11,746,922 and thereafter — $72,148,837.

7.	DEBENTURES (SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT))

The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments commenced on July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest is funded through dividends received on the Series B Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2011 and 2010, dividends received met or exceeded the mandatory payments and thus, there was no annual Company contribution. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,008,315,000 and $1,055,909,000, respectively, at June 30, 2011 and 2010.

The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2012 — $50,710,000; 2013 — $55,770,000; 2014 — $61,340,000; 2015 — $67,470,000; 2016 — $74,210,000 and thereafter — $498,210,000.

In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2011 and 2010, were $405,231,848 and $335,983,969, respectively. The fair value of the loan is estimated based on current rates for debt of the same remaining maturities and approximates $476,231,788 and $389,703,550, respectively, at June 30, 2011 and 2010.

8.	CONTRIBUTIONS

The annual contribution by the Company to participant accounts is based on individual base salaries and years of service not to exceed a percentage of Plan participants’ total compensation, as defined in the Plan document, as follows:

15% for employees hired before July 1, 2005, excluding employees of subsidiaries that began participating on or after July 1, 2005.  There are special rules for rehires and localizations.

12.5% for employees hired, and employees of subsidiaries that began participating, on or after July 1, 2005, and before September 1, 2011.  There are special rules for rehires and localizations.

9% for employees hired, or employees of subsidiaries that began participating, on or after September 1, 2011.  There are special rules for rehires and localizations.

The Company’s cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 4). Additionally the Company’s cash contribution to the Plan is reduced by the value of forfeitures and excess Series A Preferred dividends.

The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 6 and 7).

9.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of June 30, 2011 and 2010, are as follows:

		2011	2010

	At fair value:
*	Common stock — The Procter & Gamble
	Company	$ 5,774,009,956	$ 5,587,911,042
*	Preferred stock — The Procter & Gamble
	Company ESOP Convertible Class A:
	Series A	4,150,317,221	4,156,825,430

*	Party-in-interest and non participant directed

For the years ended June 30, 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated as follows:

		2011	2010

	At fair value — net appreciation in fair
	value of:
*	The Procter & Gamble Company common stock	$ 338,796,088	$ 937,397,649
	The J.M. Smucker Company common stock	7,554,152	6,379,940
*	The Procter & Gamble Company Series A
	Preferred Stock	246,370,108	580,182,959
	Common collective trust funds	97,155,632	59,889,322

		689,875,980	1,583,849,870

	At contract value — net appreciation in contract value
	of the J.P. Morgan Stable Value Fund*	1,531,308	2,107,055

	Total	$ 691,407,288	$ 1,585,956,925

*	Party-in-interest and non participant directed

10.	NONPARTICIPANT-DIRECTED INVESTMENTS

Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of ASC No. 962-325 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred Stock.

Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2011 and 2010, is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2011 and 2010, is as follows:

	2011	2010

Net assets — The Procter & Gamble Company
common stock	$ 5,774,009,956	$ 5,587,911,042

The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2011 and 2010, are as follows:

	2011	2010

Net appreciation in fair value	$ 338,796,088	$ 937,397,649
Dividends	186,894,863	173,144,337
Contributions	299,838,944	319,963,596
Distributions to participants	(780,634,912)	(805,941,425)
Net interfund transfers	(111,674,385)	(41,506,673)
Conversion from preferred stock	252,878,316	259,845,323

Net changes in assets	186,098,914	842,902,807

Net assets — beginning of year	5,587,911,042	4,745,008,235

Net assets — end of year	$ 5,774,009,956	$ 5,587,911,042

11.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan provides participants a self-managed stable value investment option (“Stable Value Fund”) that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed Stable Value Fund is composed of U.S. Government securities, corporate debt instruments and corporate stocks owned by the Plan and an investment contract issued by insurance companies (the “issuers”), designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Stable Value Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Stable Value Fund to Transact at Contract Value:

Certain events may limit the ability of the Stable Value Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may cause the Stable Value Fund to transact at less than contract value is not probable.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to approximate current market yields on a trailing basis.

	2011	2010

Average yields:
Based on annualized earnings (1)	0.50%	1.31%
Based on interest rate credited to participants (2)	0.47	1.30

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

12.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors. J.P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee. J.P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2011 and 2010, borrowings outstanding under the two term loan agreements (see Notes 6 and 7) between the Company, the sponsoring employer, and the Plan were $546,270,699 and $493,544,297, respectively.

The debentures (see Note 7) are guaranteed by the Company.

At June 30, 2011 and 2010, the Plan held shares of the Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2011 and 2010, as follows:

	2011	2010

Common stock*:
Shares	91,083,036	93,162,905
Cost	$ 3,364,605,459	$ 3,141,040,943
Dividend income	$ 187,326,844	$ 173,295,336
Series A Preferred Stock:
Shares	65,287,356	69,303,525
Cost	$ 445,421,619	$ 472,813,863
Dividend income	$ 133,927,735	$ 130,040,528
Series B Preferred Stock*:
Shares	60,849,261	62,098,606
Cost	$ 788,567,483	$ 804,758,926
Dividend income	$ 125,534,911	$ 113,817,712

* All or portion held in separate 401(h) account

During the years ended June 30, 2011 and 2010, 8,986,475 and 8,666,559 shares, respectively, of Company common stock were distributed to participants.

13.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

14.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time.  The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2011 and 2010, to Form 5500:

	2011	2010

Net assets available for benefits per the financial
statements	$ 11,073,208,007	$ 10,745,491,589
Less adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(1,630,267)	(7,547,694)
Plus net assets held in 401(h) account included as
assets in Form 5500	2,700,823,675	2,566,910,360

Net assets available for benefits per the Form 5500	$ 13,772,401,415	$ 13,304,854,255

    The net assets of the 401(h) account included in Form 5500 are not available to pay benefits under the Plan but can be used only to pay retiree health benefits.

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2011, to Form 5500:

Net investment income per the financial statements	$ 1,013,158,660
Less adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2011	(1,630,267)
Plus adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2010	7,547,694
Plus net appreciation of 401(h) assets	220,723,624
Plus interest and dividends on 401(h) assets	126,030,899
Plus investment management fees	337,050
Plus interest on notes receivable from participants	3,836,642

Net investment income per the Form 5500	$ 1,370,004,302

The following is a reconciliation of net deductions/expenses per the financial statements for the year ended June 30, 2011, to Form 5500:

Net deductions per the financial statements	$ 984,124,698
Plus interest expense on 401(h) assets	96,476,374
Plus investment management fees	337,050

Net deductions/expenses per the Form 5500	$ 1,080,938,122

    The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2011, to Form 5500 net gain:

Net increase in assets available for benefits per the financial statements	$ 327,716,418
Less adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2011	(1,630,267)
Plus adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2010	7,547,694
Less interest expense related to 401(h) assets	(96,476,374)
Less net transfer related to 401(h) assets	(116,364,834)
Plus net investment income from 401(h) assets	346,754,523

Net gain per the Form 5500	$ 467,547,160

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2011
EIN: 31-0411980
PLAN: 001

Identity of Issue	Description of Investment	Fair Value

AT FAIR VALUE:
CASH AND CASH EQUIVALENTS:
J.P. Morgan Chase Bank*	Liquified Cash**	$ 14,456,573
J.P. Morgan Chase Bank*	Liquified Cash**, ***	61,799,337

SHORT-TERM INVESTMENTS:
US Treasury	US Treasury Note 0.000%, due November 10, 2011	104,977

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value, 91,083,036 shares***
	(cost $3,364,605,459)	5,790,148,599

THE PROCTER & GAMBLE COMPANY*	Series A ESOP Convertible Class A Preferred Stock
	no par value, 65,287,356 shares (cost $445,421,619)	4,150,317,221

THE PROCTER & GAMBLE COMPANY*	Series B ESOP Convertible Class B Preferred Stock***
	no par value, 60,849,261 shares (cost $788,567,483)	3,868,187,522

THE J.M. SMUCKER COMPANY	Common stock, no par value, 441,141 shares**	33,720,818

MUTUAL FUND:
J.P. Morgan Chase Bank*	Money Market Fund**	76,532,541

COMMON COLLECTIVE TRUST FUNDS:
Blackrock	US Debt Index non Lend FD E**	195,040,843
Blackrock	Russell 2000 Index Non Lend FD E**	107,527,929
Blackrock	MSCI ACWI EX-US Index Non Lend FD F**	130,287,291
Blackrock	Equity Index Fund EX**	163,571,286
J.P. Morgan Chase Bank*	Liquidity Fund**	19,467,324
J.P. Morgan Chase Bank*	Intermediate Bond Fund**	163,034,834

WRAPPER CONTRACT	Monumental Life Insurance Company,
	Bank of America, N.A.,
	State Street Bank and Trust Company	269,810

LOANS TO PARTICIPANTS*	Various participants, interest rates ranging from 4.25% to
	10.50% various maturities through December 2020	75,332,278

TOTAL ASSETS		$ 14,849,799,183

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** All or portion held in separate 401(h) account

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 2011
EIN: 31-0411980
PLAN: 001

					Cost of	Gain
Description of Asset	Purchases (A)		Sales		Sales	on Sale

SINGLE TRANSACTIONS — None

SERIES OF TRANSACTIONS (B) —
The Procter & Gamble Company —
common stock	$ 618,035,976	(305)	$ 523,922,483	(539)	$ 320,240,193	$ 203,682,290

NOTES:
A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.
B. The numbers in parentheses represent the number of transactions.